Exhibit 99.2
Capitalization and indebtedness
The following table shows the unaudited consolidated capitalization and indebtedness of the BP group as of 30 September 2010 in accordance with IFRS:

30 September 2010
$ million
Share capital
Capital shares (1-2)	5,183
Paid-in surplus (3)	11,058
Merger reserve (3)	27,206
Own shares	(145)
Available-for-sale investments	406
Cash flow hedges	(31)
Foreign currency translation reserve	4,959
Treasury shares	(21,141)
Share-based payment reserve	1,580
Profit and loss account	60,379

BP shareholders’ equity	89,454

Finance debt (4-6)
Due within one year	14,022
Due after more than one year	25,957

Total finance debt	39,979

Total capitalization (7)	129,433

(1)	Issued share capital as of 30 September 2010 comprised 18,791,544,845 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value £1 per share. This excludes 1,855,571,421 ordinary shares which have been bought back and held in treasury by BP and 112,803,287 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders’ meetings.

(2)	Capital shares represent the ordinary shares of BP which have been issued and are fully paid.

(3)	Paid-in surplus and merger reserve represent additional paid-in capital of BP which cannot normally be returned to shareholders.

(4)	Finance debt recorded in currencies other than US dollars has been translated into US dollars at the relevant exchange rates existing on 30 September 2010.

(5)	Obligations under finance leases are included within finance debt in the above table.

(6)	As of 30 September 2010, the parent company, BP p.l.c., had outstanding guarantees totalling $32,812 million, of which $32,780 million related to guarantees in respect of liabilities of subsidiary undertakings, including $32,039 million relating to borrowings by subsidiaries. Thus 80% of the Group’s finance debt had been guaranteed by BP p.l.c.

At 30 September 2010 $1,082 million of finance debt was secured by the pledging of assets, $4,365 million was secured against future cash flows from sales of equity oil production and $1,250 million was secured in connection with deposits received relating to certain of the group’s expected disposal transactions. The remainder was unsecured. At 31 December 2009 all finance debt was unsecured. At 31 December 2009, BP had guaranteed $919 million of indebtedness of jointly controlled entities, associates and other third parties and there has been no material change since that date. BP had, as of 30 September 2010, no material outstanding contingent indebtedness and there have been no material changes since that date.

(7)	There has been no material change since 30 September 2010 in the consolidated capitalization and indebtedness of BP.

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